EXHIBIT 99.1

Addex Therapeutics Announces Executive Management Changes

  Jean-Philippe Rocher Appointed Head of Pharmaceutical Development
  Mikhail Kalinichev, Head of Translational Science, Steps Down

Ad Hoc Announcement Pursuant to Art. 53 LR

Geneva, Switzerland, October 2, 2026 - Addex Therapeutics (SIX and Nasdaq: ADXN), a clinical-stage biopharmaceutical company focused on developing a portfolio of novel small molecule allosteric modulators for neurological disorders, today announced the appointment of Jean-Philippe Rocher as Head of Pharmaceutical Development and member of the Executive Management. Dr. Rocher has more than 30 years of experience in drug discovery and development within the pharmaceutical and biotech industry, including previous roles at Addex. Mikhail (“Misha”) Kalinichev has decided to step down from his role as Head of Translational Science at Addex to focus on a similar position he holds at Neurosterix.

“I’d like to welcome Jean-Philippe back to Addex following his retirement from Neurosterix. He is a pioneer in allosteric modulation approaches and was instrumental in industrializing our chemistry platform to deliver small molecule allosteric modulator clinical candidates at Addex and Neurosterix. His expertise will help guide the next phase in our clinical development plan,” said Tim Dyer, CEO of Addex. “I’d also like to thank Misha for his dedication and contribution to our pipeline development and the founding of our spin out company Neurosterix. We all wish him well as he focuses solely on his role at Neurosterix.”

“I’m rejoining Addex at a pivotal time for the company following regaining rights to our GABAB PAM program from Indivior. With several drug candidates ready to start clinical development, I am looking forward to helping Tim and the team on progressing the Addex pipeline to the next stage,” said Dr. Rocher.

Dr. Rocher returns to Addex after retiring from his role as Head of Pharmaceutical Development at Neurosterix, which started in 2024 following the spin-out from Addex. He first rejoined Addex in 2018 from his position as CNS Program Director at Pierre Fabre. Joining Addex at its inception in 2002, Dr. Rocher established the company’s chemistry capabilities and helped build its small molecule allosteric modulator chemistry platform and pipeline. He played a pivotal role in the success of both internal and partnered programs, including the discovery of dipraglurant and ADX71149, both of which progressed into phase II clinical development. Under the leadership of Dr Rocher, Addex team discovered ADX71441, which was recently licensed to Indivior PLC. Prior to joining Addex, Dr. Rocher was director of chemistry at Devgen NV (Gent, Belgium), senior research scientist for GlaxoSmithKline KK (Tsukuba, Japan), scientific project leader in CNS at Mitsubishi Tanabe (Yokohama, Japan) and Head of Drug Discovery Unit for Battelle (Geneva, Switzerland). He started his career as a research scientist in the dermatology research centre of Galderma (Sophia-Antipolis, France) following a PhD in medicinal chemistry and Pharm D at the Faculty of Pharmacy of Lyon (France).He is a co-author of more than 50 research publications and patents.

About Addex Therapeutics

Addex Therapeutics is a clinical-stage biopharmaceutical company focused on developing a portfolio of novel small molecule allosteric modulators for neurological disorders. Addex's lead drug candidate, dipraglurant (mGlu5 negative allosteric modulator or NAM), is a Phase 2 ready asset under evaluation for future development in brain injury recovery, including post-stroke and traumatic brain injury recovery. Addex is developing a GABAB PAM drug candidate for substance use disorders that has successfully completed IND enabling studies and a second GABAB PAM program for chronic cough, which is ready to start IND enabling studies. Addex holds a 20% equity interest in a private spin-out company, Neurosterix US Holdings LLC, which is advancing a portfolio of allosteric modulator programs, including M4 PAM for schizophrenia, psychosis and mood-related disorders, and a mGlu7 NAM for mood disorders. In addition, Addex has invested in Stalicla, a private Swiss company pioneering a precision medicine approach for neurodevelopmental and neuropsychiatric disorders.

Addex shares are listed on the SIX Swiss Exchange and American Depositary Shares representing its shares are listed on the NASDAQ Capital Market, and trade under the ticker symbol “ADXN” on each exchange. For more information, visit www.addextherapeutics.com.

Contacts:

Tim Dyer Chief Executive Officer Telephone: +41 22 884 15 55 PR@addextherapeutics.com	Mike Sinclair Partner, Halsin Partners +44 (0)7968 022075 msinclair@halsin.com

Addex Forward Looking Statements:
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended, including statements about the intended use of proceeds of the offering. The words “may,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “target” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Any forward-looking statements in this press release, are based on management's current expectations and beliefs and are subject to a number of risks, uncertainties and important factors that may cause actual events or results to differ materially from those expressed or implied by any forward-looking statements contained in this press release, including, without limitation, uncertainties related to market conditions. These and other risks and uncertainties are described in greater detail in the section entitled “Risk Factors” in Addex Therapeutics’ Annual Report on Form 20-F, prospectus and other filings that Addex Therapeutics may make with the SEC in the future. Any forward-looking statements contained in this press release represent Addex Therapeutics’ views only as of the date hereof and should not be relied upon as representing its views as of any subsequent date. Addex Therapeutics explicitly disclaims any obligation to update any forward-looking statements.